March 8, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Chris White
Craig Wilson

Re:	Google Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, September 30, 2005 and September 30, 2006
Form 8-K filed January 31, 2006

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated February 23, 2007, relating to the above referenced filings.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Google’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 74

1.	We have reviewed your response to prior comment number 4 with respect to your application of the two-class method of computing earnings per share (“EPS”) and your revised disclosures, and we have the following additional comments:

(a) We believe the requirement to present EPS data for each class of common stock pursuant to paragraph 61(d) of SFAS 128 is not limited to the capital structure described in paragraph 60(b) of SFAS 128 as postulated in

Securities and Exchange Commission

March 8, 2007

your response, and, therefore, your accounting treatment and disclosures for EPS should be revised accordingly.

(b) Disclose on the face of your income statements the EPS data for each class of common stock. If the amounts are the same for both classes, clearly state so on the face of the income statements.

(c) Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

(d) Provide us your basic and diluted EPS computations for each class of common stock utilizing the methodology described in our prior comment, as we have requested previously.

(e) If the Class B common shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B common stock, notwithstanding the likelihood of that occurring, tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class.

(f) Expand your proposed disclosure to describe the “safeguards” built into your Certificate of Incorporation, as well as Delaware law, which precludes your Board of Directors from declaring unequal per share dividends on each class of common stock.

(g) We do not agree with your assertion that you have a “single class of common stock” from an economic or monetary perspective due to the different voting rights according to each class of common stock, and, accordingly, revise your proposed disclosure.

In response to the Staff’s comment, we have presented earnings per share (EPS) data for our Class A common stock and Class B common stock on the face of our income statement included in our Annual Report on Form 10-K filed on March 1, 2007 (our “2006 Annual Report”). Further, we have disclosed in Note 1 to our Consolidated Financial Statements included in our 2006 Annual Report the computation of EPS for each class of common stock pursuant to paragraph 40 of SFAS 128. We have also expanded our description of the “safeguards” which prohibit our Board of Directors from declaring unequal per share dividends on each class of common stock.

We respectfully submit to the Staff that, because of the language currently contained in our Certificate of Incorporation, as we noted in Response No. 7 in our previous response letter

Securities and Exchange Commission

March 8, 2007

dated November 14, 2006, our Class B common shareholders do not have the legal ability to cause our Board of Directors to declare unequal per share dividends to the holders of Class A and Class B common stock. Further, the rights, including the liquidation and dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting. In accordance with issue 3 of EITF 03-6, we have allocated the undistributed earnings based on the aforementioned contractual participation rights as if all of the earnings for the period had been distributed. We have disclosed this computational methodology in Note 1 to our Consolidated Financial Statements included in our 2006 Annual Report.

2.	We are still evaluating your responses to prior comments 6 to 9 and may have further comment in the near future.

We appreciate the Staff’s attention to our responses.

* * * * *

Securities and Exchange Commission

March 8, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/253-6646). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (650/493-6811). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Donald Harrison
Donald Harrison
Senior Counsel

cc:	David Drummond
Kent Walker
Matt Sucherman
David Segre